AMENDED SCHEDULE A

dated                , 2019

to the

SUB-ADVISORY AGREEMENT

dated August 15, 2008 between

Horizon Advisers

and

EARNEST Partners, LLC

The Adviser will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, payable monthly and computed daily at an annual rate based on the average daily net assets of the respective Fund as may be allocated by the Adviser to the Sub-Adviser from time to time under the following fee schedule:

Fund	Rate
Hancock Horizon Diversified International Fund	0.44% on the first $100 million of average daily net assets 0.39% on the average daily assets in excess of $100 million

ACKNOWLEDGED AND ACCEPTED BY:

HORIZON ADVISERS

Name:
Title:

EARNEST PARTNERS, LLC

Name:
Title: